082-00057

TransCanada
In business to deliver

07022135

TransCanada PipeLines Limited
450 - 1st Street S.W.
Calgary, Alberta, Canada T2P 5H1

tel 403.920.7679
fax 403.920.2467
email lilian_ceri@transcanada.com
web www.transcanada.com

VIA COURIER

SEC MAIL PROCESSING RECEIVED MAR 21 2007 WASH. D.C. 186 SECTION

March 20, 2007

Securities and Exchange Commission
Room 1004
450 Fifth Street N.W.
Washington, D.C. 20549-1004
U.S.A.

Attention: Filing Desk, Stop 1-4

SUPPL

Dear Sirs:

Re: News Release of TransCanada Corporation

Please find enclosed a news release issued by TransCanada Corporation via CCN Matthews news network on March 20, 2007. The news release is to be placed in the Company's public file.

"TransCanada to Voluntarily Delist and Deregister ANR Pipeline Company Debt Securities"

Please do not hesitate to contact the undersigned if you have any questions in connection with this matter.

Yours truly,

PROCESSED
APR 11 2007
THOMSON FINANCIAL

Lilian Ceri
Legal Assistant,
Corporate Secretarial

/lc
Enclosure

4/5

TransCanada
In business to deliver

NewsRelease

TransCanada to Voluntarily Delist and Deregister ANR Pipeline Company Debt Securities

CALGARY, Alberta - **March 20, 2007** – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced that its wholly owned subsidiary, ANR Pipeline Company ("ANR"), has notified the New York Stock Exchange of its intention to voluntarily withdraw from listing its: 9.625% Debentures due 2021 (Symbol NYSE: ANP 21), 7.375% Debentures due 2024 (Symbol NYSE: ANP 24), and 7% Debentures due 2025 (Symbol NYSE: ANP 25) (collectively, "Debentures"). Following the delisting, ANR intends to deregister these Debentures from registration with the U.S. Securities and Exchange Commission.

Due to the small number of record holders of each series of Debentures and low trading volume on the NYSE, ANR is taking the action to delist the Debentures, which it expects to become effective in April 2007. After the delisting, the debenture holders will continue to deal with and receive their interest payments through the trustee, The Bank of New York Trust Company, N.A.. The Debentures will not be listed on another national securities exchange.

With more than 50 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas pipelines, power generation, gas storage facilities, and projects related to oil pipelines and LNG facilities. TransCanada's network of wholly owned pipelines extends more than 59,000 kilometres (36,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 360 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, approximately 7,700 megawatts of power generation in Canada and the United States. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP.

FORWARD-LOOKING INFORMATION

This news release may contain certain information that is forward-looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward looking information. All forward-looking statements are based on TransCanada's beliefs and assumptions based on information available at the time such statements were made. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic

initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy industry sectors, construction and completion of capital projects, access to capital markets, interest and currency exchange rates, technological developments and the current economic conditions in North America. By its nature, such forward-looking information is subject to various risks and uncertainties which could cause TransCanada's actual results and experience to differ materially from the anticipated results or other expectations expressed. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release or otherwise, and TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

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Media Inquiries:	Shela Shapiro	(403) 920-7859 (800) 608-7859
Investor & Analyst Inquiries:	David Moneta/Myles Dougan	(403) 920-7911 (800) 361-6522

END